Attention CCPT V Shareholder:

Filed by: CIM Real Estate Finance Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Cole Credit Property Trust V, Inc. SEC File No. 000-55437

Please Vote!	CIM

www.proxydocs.com/CCPTV	We encourage you to cast your vote promptly!

Two Easy Steps

Read the Enclosed Materials
Enclosed are the following materials for the CCPT V Special Meeting:
» Notice of the CCPT V Special Meeting » Proxy card for each account you hold	» Proxy Statement describing the proposals to be voted on at the meeting

The special meeting will take place virtually on December 17, 2020.
Visit www.proxydocs.com/CCPTV for meeting details.

Cast Your Vote
Please cast votes for all of your accounts.

Online Visit www.proxydocs.com/CCPTV and follow the instructions to cast your vote. Your control number is located on the proxy card.

By Phone Please refer to the proxy card for your control number and calling instructions before dialing: 1.844.991.2229.

By Mail

Using the enclosed proxy card, cast your vote on the proposals, sign and date in black or blue ink, and return the card in the postage-paid envelope provided.

In cases of joint ownership, all parties must sign.

If you vote online or by phone, please DO NOT mail back the proxy card.

If you have any questions or need assistance with completing your proxy card, please call our proxy solicitor, Mediant, toll-free at 1.844.280.5349 or CIM Shareholder Relations at 1.866.907.2653.

Your vote is very important! We appreciate your participation and support.

CIM	2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016 | 866.341.2653 | www.cimgroup.com Securities Distributed By Affiliate Broker/Dealer: CCO Capital, LLC, Member FINRA/SIPC | ©2020 CCO Group